

November 3, 2014

Via E-Mail
Matthew M. Rizai
Chief Executive Officer
Workiva Inc.
2900 University Blvd
Ames, IA 50010

>   **Re: Workiva Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 17, 2014**
>   **File No. 333-199459**

Dear Mr. Rizai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 30, 2014.

General

1.   We have reviewed the supplemental materials provided to support your statement on pages 3 and 75 that 90% of the data created in the next decade will be "unstructured" data. The supplemental materials provided only state that 90% of the data that currently exists is unstructured and that the vast majority of new data being generated is unstructured. As the supplemental materials do not specifically quantify the format in which new data will be created we are unable to conclude that this statement is substantiated on a reasonable basis. Please advise or revise.

2.   We are reviewing the graphical materials you intend to use in your prospectus. Upon further review of such materials we may have additional comments.

Prospectus Summary, page 1

3.   Please revise to identify the holders of your Class B common stock in this section.

Risk Factors

Risks Related to our Business and Industry

To date, we have derived a substantial majority of our revenue…, page 17

4.   We note your response to prior comment 9. Please revise to disclose that you are unable to determine with any certainty how customers are using your Wdesk platform.

Offering, page 10

5.   On page 11 you note you assume the conversion of a convertible promissory note issued in July 2014 in aggregate principal of $5 million upon completion of the offering. Please tell us the basis for this assumption and whether you have documentation which specifies the holder's intentions.

Summary Consolidated Financial Data, page 12

6.   We note your pro forma net loss and per share information on page 13 assumes the effectiveness of the corporate conversion. Tell us your consideration of also assuming the conversion of the $5 million promissory note in this pro forma information and throughout the prospectus, to be consistent with your assumptions on page 10 as well as the assumptions made in your pro forma balance sheet information.

Notes to Consolidated Financial Statements

Note 6. Debt, page F-23

7.   We note your response to prior comment 18 and your analogy to International Accounting Standards (IAS) 20. You note that paragraph 8 states that a government grant is not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to it. Further, you concluded in 2013 that there was reasonable assurance that the terms for forgiveness of the loan would be met by February 2014 and that you would comply with the ongoing employment condition and therefore the benefit was recorded in full during 2013. However, since you are obligated to maintain the qualified jobs through February 2016 it would appear appropriate to recognize the grant in profit or loss over the periods that bear the cost of meeting that obligation, as noted in paragraph 18 of IAS 20. Please further explain to us why you recognized the benefit of the grant in 2013 considering your obligation under the grant until February 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551- 3564, or Pat Gilmore, Accounting Branch Chief, at (202) 551- 3406, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via-Email
        Kimberly K. Rubel, Esq.
        Drinker Biddle & Reath LLP